                                                                                                      Exhibit 99.1

TeliaSonera Has Reviewed the Useful Lives of Assets

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 16, 2006--TeliaSonera (TLSN)(STO:TLSN)(HEX:TLS1V) has performed a group-wide review of useful lives of intangible and tangible assets, taking into account historical experience and expected future development in relation to technology changes, market conditions and regulatory environment. As a result, useful lives for a number of classes of intangible and tangible assets have been adjusted upwards as well as downwards as of January 1, 2006. The isolated aggregate full year effect for 2006 is expected to be a reduction of amortization and depreciation totaling approximately SEK 900 million.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Kim Ignatius, (0)8-713 58 30